FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 27, 2006

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 27, 2006	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Room 1901, No. 333, Section 1	Joseph Tung, CFO / Vice President
Keelung Road, Taipei, Taiwan, 110	Freddie Liu, Financial Controller
ir@aseglobal.com
Tel: + 886.2.8780.5489
Fax: + 886.2.2757.6121
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2006 FIRST-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., April 26, 2006 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$24,837 million for the first quarter of 2006 (1Q06), up 39% year-over-year and down 6% sequentially2. Net income for the quarter totaled NT$3,182 million, up from net loss of NT$128 million in 1Q05 and from net income of NT$2,942 million in 4Q05. Earnings per share for the quarter was NT$0.69 (or US$0.106, per ADS), compared to loss per share of NT$0.03 for 1Q05 and earnings per share of NT$0.65 for 4Q05.

RESULTS OF OPERATIONS
1Q06 Results Highlights

  The revenue contribution from IC packaging operations, testing operations, module assembly, and others was NT$17,831 million, NT$5,123 million, NT$1,475 million and NT$408 million, respectively, and each represented approximately 72%, 21%, 6% and 1% respectively, of total net revenues for the quarter.
  Cost of revenues was NT$18,202 million, down 8% sequentially and up 14% year-over-year.
-	As a percentage of net revenues, cost of revenues was 73% in 1Q06, down from 75% in 4Q05 and from 90% in 1Q05.

-	Raw material cost totaled NT$7,727 million during the quarter, representing 31% of revenues; compared with NT$8,611 million and 33% of revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$3,741 million during the quarter, down 4% sequentially and down 10% year-over-year.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

2 In October 2005, the Company disposed of its camera module assembly operation in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statement of operations. The consolidated financial information presented herein represents the results of continuing operations only.

April 26, 2006

Advanced Semiconductor Engineering, Inc.

  Total operating expenses during 1Q06 were NT$1,950 million, including NT$634 million in R&D and NT$1,316 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter was 8%, down from 9% in 4Q05 and 11% in 1Q05.
  We recorded net non-operating expenses of NT$602 million in 1Q06, which decreased by NT$352 million sequentially, and increased by NT$282 million year-over-year.
-	The net exchange gain of NT$43 million was mainly attributable to the exchange gain in US dollar-based loans and payables and exchange loss in Korean Won- based loans and payables due to the respective currency exchange rate changes.

-	Gain on long-term investment was NT$61 million related to investment income from minority-owned affiliates, including NT$61 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$8 million of investment loss from Hung Ching Construction, and NT$8 million of investment income from Hung Ching Kwan Co. Under the revised ROC SFAS No.25 issued in December 2005, goodwill amortization expenses related to such minority-owned affiliates will no longer be amortized over its estimated useful life beginning January 1st, 2006.

-	Other non-operating expenses were primarily related to inventory provision adjustment and other miscellaneous expenses.

  Income before tax was NT$4,083 million for 1Q06. We recorded an income tax expense of NT$18 million during the quarter. The cumulative effect of change in accounting principle was a loss of NT$457 million related to new ROC SFAS No. 34 adopted on January 1, 2006. Upon initial adoption of the aforementioned standards, we properly categorized its financial assets and liabilities including derivative instruments. The adjustments in original carrying amount for financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss are included in the cumulative effect of change in accounting principles. Minority interest adjustment was NT$426 million.

  In 1Q06, net income was NT$3,182 million, compared to net income of NT$2,942 million for 4Q05 and net loss of NT$128 million for 1Q05.
  Our total shares outstanding at the end of the quarter were 4,389,359,048. Our fully-diluted EPS for 1Q06 was NT$0.69, or US$0.106 per ADS, based on 4,651,513,032 weighted average number of shares outstanding during the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

  Capital expenditures in 1Q06 totaled US$67 million, of which US$25 million was for IC packaging, US$3 million was for module assembly, US$14 million was for testing, and US$25 million was for interconnect materials.
  As of the end of 1Q06, we had total bank debts of NT$50,199 million, decreased from NT$53,385 million as of end of 2005. Total bank debts consisted of NT$5,327 million of revolving working capital loans, NT$4,586 million of current portion of long-term debts, NT$30,944 million of long-term debts and NT$9,342 million of long-term bonds payable. Total unused banking facilities were NT$23,141 million.
  Current ratio improved from 1.54 as of end of 4Q05 to 1.63 as of end of 1Q06, and net debt to equity ratio was 0.56
  Total number of employees was 28,310 as of March 31, 2006.

April 26, 2006

Advanced Semiconductor Engineering, Inc.

BUSINESS REVIEW
IC Packaging Services

  Revenues generated from our IC packaging operations were NT$17,831 million during the quarter, down NT$899 million or 5% sequentially and up NT$5,076 million or 40% year-over-year. On a sequential basis, the decrease in packaging revenue was primarily due to fewer working days during the quarter, unfavorable product mix changes and volume decrease. Average selling price remained stable.
  Revenues from advanced substrate and leadframe-based packaging accounted for 89% of total IC packaging revenues during the quarter, down by one percentage point from the previous quarter.
  Gross margin for our IC packaging operations was 24%, up by three percentage points sequentially and up by fourteen percentage points year-over-year as a result of increased utilization and favorable product mix changes.
  Capital expenditure for our IC packaging operations amounted to US$25 million during the quarter, of which US$16 million was for wirebonding packaging capacity, and US$9 million was for wafer bumping and flip chip packaging equipment.
  As of March 31, 2006, there were 6,326 wirebonders in operation, of which 52 wirebonders were added and 92 wirebonders were disposed of during the quarter.
  Revenues from flip chip packages and wafer bumping services accounted for 16% of total packaging revenue, down from 19% in 4Q05.

Testing Services

  Revenues generated from our testing operations were NT$5,123 million, down NT$144 million or 3% sequentially and up NT$1,430 million or 39% year-over-year.
  Final testing contributed 77% to total testing revenues, down by three percentage points from the previous quarter. Wafer sort contributed 19% to total testing revenues, up by two percentage points from the previous quarter. Engineering testing contributed 4% to total testing revenues, up by one percentage point from the previous quarter.
  Depreciation, amortization and rental expense associated with testing operation amounted to NT$1,616 million, down from NT$1,700 million in 4Q05 and NT$1,946 million in 1Q05.
  In 1Q06, gross margin for our testing operations was 39%, down by one percentage point sequentially and up by twenty nine percentage points year-over-year. The sequential decline in gross margin was primarily due to fewer working days and increased incentives and overtime charges in the first quarter of 2006. Testing ASP also remained stable during the quarter.
  Capital spending on our testing operations amounted to US$14 million during the quarter.
  As of March 31, 2006, there were 1,305 testers in operation, of which 36 testers were added and 35 testers were disposed of during the quarter.

Module Assembly Services

  Revenues generated from our module assembly operations were NT$1,475 million, down NT$579 million or 28% sequentially, and up NT$296 million or 25% year-over-year mainly due to volume decrease.
  In 1Q06, gross margin for our module assembly operations was 18%, remained unchanged sequentially and was up by six percentage points year-over-year.

April 26, 2006

Advanced Semiconductor Engineering, Inc.

Substrate Operations

  PBGA substrate manufactured by ASE amounted NT$1,832 million for the quarter, down by NT$161 million or 8% from the previous quarter, and increased by NT$389 million or 27% from a year-ago quarter.
  Gross margin for substrate operation was 26% during the quarter, down by one percentage point compared with previous quarter, and up by twenty five percentage points compared with a year-ago quarter.
  In 1Q06, the Company’s internal substrate manufacturing operations supplied 37% (by value) of our total PBGA substrate requirements.
  As of end of March 31, 2006, the Company’s PBGA capacity was at 36 million units per month.

Customers

  Our five largest customers together accounted for approximately 29% of our net revenues in 1Q06, decreased from 30% in 4Q05 and from 37% in 1Q05. No customer accounted for more than 10% of our total revenues.
  Our top 10 customers contributed 46% of our net revenues during the quarter, consistent with the previous quarter and decreased from 52% in 1Q05.
  Our customers that are integrated device manufacturers, or IDMs, accounted for 42% of our revenues in 1Q06, compared to 41% in 4Q05 and 47% in 1Q05.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain

April 26, 2006

Advanced Semiconductor Engineering, Inc.

competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2004 Annual Report on Form 20-F filed on June 23, 2005.

April 26, 2006

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	1Q/06	4Q/05	1Q/05
Net Revenues	24,837	26,404	17,823
Revenues by End Application
Communication	34%	35%	38%
Computer	28%	27%	32%
Automotive and Consumers	37%	36%	27%
Others	1%	2%	3%
Revenues by Region
North America	53%	51%	54%
Europe	11%	12%	11%
Taiwan	22%	21%	21%
Japan	9%	10%	11%
Other Asia	5%	6%	3%

IC Packaging Services
Amounts in NT$ Millions	1Q/06	4Q/05	1Q/05
Net Revenues	17,831	18,730	12,755
Revenues by Packaging Type
Advanced substrate &
leadframe based	89%	90%	88%
Traditional leadframe based	6%	6%	8%
Others	5%	4%	4%
Capacity
CapEx (US$ Millions) *	25	31	22
Number of Wirebonders	6,326	6,366	6,672
Wafer Bumping 8” (pcs/month)	70,000	70,000	45,000
Wafer Bumping 12” (pcs/month)	15,000	15,000	10,000

Testing Services
Amounts in NT$ Millions	1Q/06	4Q/05	1Q/05
Net Revenues	5,123	5,267	3,693
Revenues by Testing Type
Final test	77%	80%	78%
Wafer sort	19%	17%	17%
Engineering test	4%	3%	5%
Capacity
CapEx (US$ Millions) *	14	21	12
Number of Testers	1,305	1,304	1,493

* Capital expenditure amounts exclude building construction costs.

     Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended

	Mar. 31	Dec. 31	Mar. 31
	2006	2005	2005
Net revenues:
IC Packaging	17,831	18,730	12,755
Testing	5,123	5,267	3,693
Module Assembly	1,475	2,054	1,179
Others	408	353	196

Total net revenues	24,837	26,404	17,823

Cost of revenues	18,202	19,849	16,002

Gross Profit	6,635	6,555	1,821

Operating expenses:
Research and development	634	766	669
Selling, general and administrative	1,316	1,537	1,363

Total operating expenses	1,950	2,303	2,032

Operating income (loss)	4,685	4,252	(211)

Net non-operating (income) expenses:
Interest expenses - net	359	390	294
Foreign exchange loss (gain)	(43)	105	(13)
Loss (gain) on long-term investment	(61)	(48)	(22)
Loss (gain) on disposal of assets	(22)	32	(3)
Others	369	475	64

Total non-operating expenses	602	954	320

Income (loss) before tax	4,083	3,298	(531)

Income tax expense (benefit)	18	46	(146)

Income (loss) from continuing operations	4,065	3,252	(385)

Loss (Income) from discontinuing operations	-	(230)	(23)
Cumulative effect of change in accounting principle	457	-	-

Income (loss) before minority interest	3,608	3,482	(362)

Minority interest	426	540	(234)

Net income (loss)	3,182	2,942	(128)

Per share data:
Earnings (loss) per common share
– Basic	NT$0.72	NT$0.67	NT$(0.03)
– Diluted	NT$0.69	NT$0.65	NT$(0.03)
Earnings (loss) per pro forma equivalent ADS
– Basic	US$0.112	US$0.101	NT$(0.005)
– Diluted	US$0.106	US$0.095	NT$(0.005)
Number of weighted average shares used in diluted EPS	4,651,513	4,615,664	4,362,952
calculation (in thousands)

Forex (NT$ per US$1)	32.26	33.40	31.54

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2006	As of Dec. 31, 2005

Current assets:
Cash and cash equivalents	10,261	13,264
Financial assets – current	6,895	4,353
Notes and accounts receivable	15,030	15,586
Inventories	7,561	7,757
Others	6,137	6,713

Total current assets	45,884	47,673

Financial assets – non current	5,138	4,898
Properties – net	67,897	68,041
Other assets	10,655	10,643

Total assets	129,574	131,255

Current liabilities:
Short-term debts – revolving credit	5,327	5,085
Short-term debts – current portion of long-term
debts	4,586	5,438
Notes and accounts payable	9,016	10,985
Others	9,305	9,443

Total current liabilities	28,234	30,951

Long-term debts	30,944	33,500
Long-term bonds payable	9,342	9,362
Other liabilities	2,240	2,462

Total liabilities	70,760	76,275

Minority interest	8,372	7,902

Shareholders’ equity	50,442	47,078

Total liabilities & shareholders’ equity	129,574	131,255

Current Ratio	1.63	1.54
Net Debt to Equity	0.56	0.65